

October 22, 2024

Jeremy Parks
Chief Financial Officer
Belden, Inc.
1 North Brentwood Blvd, 15th Floor
St. Louis, Missouri 63105

Re: Belden, Inc.
Form 10-K for the Year Ended December 31, 2023
Form 8-K furnished August 1, 2024
File No. 001-12561

Dear Jeremy Parks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1.   We note your use of the term "Adjusted Revenues" on page 27 and 28. In light of the fact that it appears this amount represents GAAP revenues only, please revise future filings to delete any references to the term "Adjusted Revenues."

Form 8-K furnished August 1, 2024

Exhibit 99.1
Operating Segment Information, page 4

2.   Although we note that "Segment EBITDA" at the segment level represents a permissible measure under ASC 280, please note that the measure when presented as a total segment measure outside of the notes to the financial statements, represents a non-GAAP measure. Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial

measure and ensure that your presentation and disclosures comply with non-GAAP rules, including Item 10(e)(1)(i) of Regulation S-K and the Non-GAAP C&DI's. In this regard, please note that reconciliations of non-GAAP financial measures should begin with the comparable GAAP measure and reconcile to the non-GAAP measure. Please revise future filings accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing